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                              January 31, 2022

       Timothy Millage
       Vice President, Chief Financial Officer and Treasurer
       Lee Enterprises, Inc
       4600 E 53rd Street
       Davenport, Iowa 52807

                                                        Re: Lee Enterprises,
Inc
                                                            Form 10-K for the
fiscal year ended September 26, 2021
                                                            File No. 001-06227

       Dear Mr. Millage:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended September 26, 2021

       Cover Page

   1. We note from your Form 10-K that the aggregate market value of your common stock held by non-affiliates
was approximately $142 million at March 31, 2021. In this regard, it appears you meet the
threshold for an accelerated filer rather than a non-accelerated filer.
                                                        Refer to Rule 12b-2 of
Exchange Act.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Meaures, page 13

   2. We note your presentation of cash costs and total operating revenue less cash costs in the table on page 16. Your
presentation of cash costs and total operating revenue less cash costs within your table
of operating results, as reported in the consolidated financial statements is not
appropriate as it gives the appearance that the measures have been prepared in accordance
with GAAP. Please remove or alternatively, you may revise
                                                        to separately present
the non-GAAP measures below your GAAP income statement, and
 Timothy Millage
Lee Enterprises, Inc
January 31, 2022
Page 2
         clearly identify the measures as non-GAAP. Further, revise your filing to include reconciliations for both non-GAAP measures to the most directly comparable GAAP measure. Lastly, please revise your MD&A to precede the disclosure of non-GAAP measures with your Results of Operations disclosure, which is presented on a GAAP basis, to avoid giving undue prominence to the non-GAAP measures. Refer to Question
         102.10 of the C&DI on Non-GAAP Financial Measures.
Significant Accounting Policies, page 30

3. We not that you appear to operate in one segment. Please tell us and revise your notes to the consolidated financial statements to disclose the factors used to identify your reportable segment, including the basis of organization, and whether operating segments have been aggregated into one reportable segment. Refer to ASC 280-10-50-21.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Charles Eastman at 202-551-3794 or Jean Yu at 202-551-3305 with any questions.



FirstName LastNameTimothy Millage                             Sincerely,
Comapany NameLee Enterprises, Inc
                                                              Division of
Corporation Finance
January 31, 2022 Page 2                                       Office of
Manufacturing
FirstName LastName